SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 12b-25

 NOTIFICATION OF LATE FILING

SEC File Number: 000-50295

(Check One) |X| Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q

[ ] Form 10-D [ ] Form N-SAR [ ] Form N-SAR

For Period Ended: December 31, 2010

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein

PART I - REGISTRANT INFORMATION

ADVANCED CELL TECHNOLOGY, INC.

 (Full name of Registrant)

N/A

(Former Name if Applicable)

33 Locke Drive
Marlborough, MA 01752
 (Address of Principal Executive Office)

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|	(b)	The subject annual report, semi-annual report, transition N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the Form 10-K for the relevant period has imposed time constraints that have rendered timely filing of the Form 10-K impracticable without undue hardship and expense to the registrant. The registrant undertakes the responsibility to file such report no later than fifteen days after its original prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

GARY RABIN (508) 756-1212

 (Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes |X| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ADVANCED CELL TECHNOLOGY, INC.

 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 16, 2011	By:	/s/ Gary Rabin
Gary Rabin
Interim CEO